

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 19, 2022

Darren Watt
General Counsel
Ritchie Bros Auctioneers Inc
9500 Glenlyon Parkway
Burnaby, British Columbia, Canada V5J 0C6

      Re: Ritchie Bros Auctioneers Inc
          Registration Statement on Form S-4
          Filed December 14, 2022
          File No. 333-268787

Dear Darren Watt:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Rucha Pandit at (202) 551-6022 with any questions.

          Sincerely,

          Division of Corporation Finance
          Office of Trade & Services

cc: Lisa Haddad